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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 3)

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 par value
                         (Title of Class of Securities)

                                  055816-10-2
                                 (CUSIP Number)

                            Frode Jensen, III, Esq.
                      Winthrop, Stimson, Putnam & Roberts
                              695 East Main Street
                            Stamford, CT 06904-6760
                                 (203) 965-8462
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                               September 29, 1998
                         (Date of Event which Requires
                           Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]
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                                  SCHEDULE 13D


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CUSIP NO. 055816 10 2                                         Page 2 of 6 Pages
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BUHRMANN NV (FORMERLY NV KONINKLIJKE KNP BT)("BUHRMANN")
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)
                                                                          (b)
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS
       00
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       THE NETHERLANDS
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               7.   SOLE VOTING POWER
                      726 SHARES
 NUMBER OF   ----------------------------------------------------------------
   SHARES      8.   SHARED VOTING POWER
BENEFICIALLY          274 SHARES
  OWNED BY   ----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
 REPORTING            726 SHARES
PERSON WITH  ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                      274 SHARES
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          BUHRMANN: 1,000 SHARES
          BUHRMANN INTERNATIONAL B.V. (FORMERLY KNP BT INTERNATIONAL B.V.)("INTERNATIONAL): 274 SHARES
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          BUHRMANN: 100%
          INTERNATIONAL: 27.4%
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14.  TYPE OF REPORTING PERSON
          HC
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CUSIP NO. 055816 10 2                                      Page 3 of 6 Pages

 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BUHRMANN INTERNATIONAL B.V.

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)
                                                            (b)

 3.  SEC USE ONLY

 4.  SOURCE OF FUNDS
       NA

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       THE NETHERLANDS

               7. SOLE VOTING POWER
                    NONE
  NUMBER OF
   SHARES      8. SHARED VOTING POWER
BENEFICIALLY        274 SHARES
  OWNED BY
    EACH       9. SOLE DISPOSITIVE POWER
 REPORTING          NONE
PERSON WITH
              10. SHARED DISPOSITIVE POWER
                    274 SHARES

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON
           INTERNATIONAL: 274 SHARES
           BUHRMANN: 1,000 SHARES

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           INTERNATIONAL: 27.4%
           BUHRMANN: 100%

14.  TYPE OF REPORTING PERSON
           HC


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     This Amendment No. 3 to the Schedule 13D dated July 26, 1995, as amended by Amendment No. 1 dated January 29, 1998 and Amendment No. 2 dated June 8, 1998, is filed by Buhrmann NV (formerly NV Koninklijke KNP BT) ("Buhrmann") and Buhrmann International B.V. (formerly KNP BT International B.V.) ("International") and relates to the common stock, par value $.01 per share, (the "Common Stock") of BT Office Products International, Inc. (the "Issuer").

     This Amendment No. 3 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by the reporting persons and refers only to information which has materially changed since the last Amendment.

Item 4.   Purpose of Transactions

               On September 29, 1998, at a special meeting of the stockholders of the Issuer, the Agreement and Plan of Merger by and among the Issuer, Buhrmann, International and BT OPI Acquisition Corp., a wholly owned subsidiary of Buhrmann and International (the "Purchaser") was approved and adopted by the affirmative vote of a majority of the outstanding shares of Common Stock of the Issuer (including a majority of the shares held by stockholders of the Issuer other than Buhrmann, International and their affiliates). Immediately following the special meeting of the stockholders of the Issuer, the Purchaser was merged with and into the Issuer (the "Merger") with the Issuer as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, the Purchaser has ceased to exist.

               As a result of the Merger, each share of Common Stock (other than shares held by Buhrmann, International or the Issuer or any wholly owned subsidiary of the Issuer) outstanding immediately prior to the Merger was converted into the right to receive $13.75 per share in cash. Shares of Common Stock held by Buhrmann and International immediately prior to the Merger were converted into shares of common stock, par value $1.00 per share of the Surviving Corporation at a rate of one share of common stock of the Surviving Corporation for each 23,400 shares of Common Stock held by Buhrmann and International. The Common Stock will be deregistered under the Exchange Act and delisted from the New York Stock Exchange.

Item 5.   Interest in Securities of the Issuer

               As a result of the Merger, the number of outstanding shares of common stock of the Issuer is 1,000, all of which are owned beneficially by Buhrmann, both directly and indirectly through International. Buhrmann owns 726 shares directly and International owns 274 shares directly.

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               Buhrmann has sole power to vote and dispose of 726 shares of common stock of the Issuer and, through Buhrmann's 100% ownership of International, Buhrmann shares with International the power to vote and direct the vote of the 274 shares owned by International.

Item 7.   Material to Be Filed as Exhibits
          --------------------------------

               Pursuant to Rule 12b-32(a) of the Exchange Act, the following exhibits are incorporated herein by reference to exhibits to the Issuer's Registration Statement on Form S-1 previously filed with the Securities and Exchange Commission, as described below:

          Exhibit A: Exchange Agreement between NV Koninklijke KNP BT and BT Office Products International, Inc. dated as of June 30, 1995, incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 (File No. 33-92124) as filed with the Securities and Exchange Commission on July 7, 1995.

          Exhibit B: Registration Rights Agreement dated as of June 15, 1995 by and among NV Koninklijke KNP BT, Buhrmann-Tetterode International B.V., and BT Office Products International, Inc., incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 33-92124) as filed with the Securities and Exchange Commission on June 22, 1995.

          Exhibit C: Underwriting Agreement, incorporated by reference to
          Exhibit 1.1 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 (File No. 33-92124) as filed with the Securities and Exchange Commission on July 7, 1995.

          Exhibit D: Agreement and Plan of Merger, dated as of June 2, 1998, among NV Koninklijke KNP BT, KNP BT International B.V., BT OPI Acquisition Corp. and BT Office Products International, Inc., incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 1998.

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Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 29, 1998

BUHRMANN NV
(formerly NV Koninklijke KNP BT)


By: /s/ F.H.J. Koffrie                      By: /s/ G. Dean
    --------------------------------           --------------------------------
    Name: F.H.J. Koffrie                        Name: G. Dean
    Title: Chairman Executive Board             Title: Member Executive Board


BUHRMANN INTERNATIONAL B.V.
(formerly KNP BT International B.V.)

By: /s/ F.H.J. Koffrie                      By: /s/ H.G. Vreendenburgh
    --------------------------------           --------------------------------
    Name: F.H.J. Koffrie                       Name: H.G. Vreendenburgh
    Title: Director                            Title: Proxy Holder